Exhibit 4.9

FIFTH RESEARCH FUNDING AND INTELLECTUAL PROPERTY
ASSIGNMENT AGREEMENT

BETWEEN

UNIVERSITY OF MELBOURNE

 AND

PRANA BIOTECHNOLOGY LTD (ABN 37 080 699 065)

This Fifth Research Funding and Intellectual Property Assignment Agreement, dated this 1st day of December 2012 is made:

BETWEEN

THE UNIVERSITY OF MELBOURNE [ABN 84 002 705 224] of Parkville, Victoria 3010, a body politic and corporate pursuant to the provisions of the University of Melbourne Act 2009 (Vic) (University)

AND:

PRANA BIOTECHNOLOGY LTD (ABN 37 080 699 065) having its principal office at Level 1, 100 Dorcas Street, South Melbourne, Victoria 3205 (Prana)

RECITALS:

A.
Prana and the University are parties to an undated Research Funding and Intellectual Property Assignment Agreement, entered into on or about 1 December 2000 as amended from time to time, which expired on 1 December 2003 (First Research Agreement) (Schedule B).

B.
Prana and the University are also parties to an undated Second Research Funding and Intellectual Property Assignment Agreement entered into on or about 1 October 2004, which expired on 1 December 2006.

C.	Prana and the University are also parties to the Third Research Funding and Intellectual Property Assignment Agreement dated 29 June 2007, which expired on 1 December 2009.
D.	Prana and the University are also parties to the Fourth Research Funding and intellectual Property Assignment Agreement dated 1 December 2009, which expired on 1 December 2012.
E.
Since the expiration of the Fourth Research Agreement, the parties have continued to conduct projects and work together in accordance with the terms and conditions of the Fourth Research Agreement as if it continued to have full force and effect.

F.	The Parties now wish to enter into this Agreement which is deemed to have come into effect on and from the date of expiration of the Fourth Research Agreement until 31 December 2013.
G.
The Parties wish to acknowledge that the University will continue to subcontract the Research Project to the Mental Health Research Institute of Victoria (MHRI) pursuant to the contract between the University and MHRI dated on or around the execution date of this Agreement. The term of the Subcontract is effective for the term of the Research Agreement.

NOW IT IS AGREED:

1.	DEFINITIONS & INTERPRETATION.
Unless otherwise specified in this Agreement, all defined terms used in this Agreement shall have the same meaning as given to those terms in the First Research Agreement.

2.	INCORPORATION OF TERMS AND CONDITIONS OF THE RESEARCH AGREEMENT

The parties agree that clause 19.3 of the Research Agreement shall be deleted and substituted with:
a)
Prana may terminate this First Research Agreement without clause by giving one month written notice to the University and such notice shall be effective one month from the date of receipt of the written notice by the University; and

	b)	This clause 19 will survice expiration of earlier termination of this Agreement.

The terms and conditions of the First Research Agreement are incorporated into this Agreement, save and except for any terms and conditions specifically amended, replaced or supplemented by this Agreement.

3.	AMENDMENT OF SCHEDULE
The Parties agree that the Schedule to First Research Agreement shall be amended as provided by Schedule A of this Agreement.
4.	EFFECTIVE DATE OF THIS AGREEMENT AND EARLY EXPIRATION

This Agreement shall be deemed to have come into effect on and from the date of expiration of the First Research Agreement and shall remain in effect until 31 December 2013, unless the parties agree in writing to an earlier expiration date or termination occurs in accordance with clause 19 of the First Research Agreement.

SIGNED for and on behalf of THE UNIVERSITY
OF MELBOURNE )

In the presence of:)	Authorised Officer

Dr David Cookson Executive Director, Research The University of Melbourne
Witness signature
Sue Lynn Tan
Name (printed)

SIGNED for and on behalf of PRANA
BIOTECHNOLOGY LTD

In the presence of:)	Authorised Officer

Dianne Angus C.O.O.
Witness signature
Ashley Turner
Name (printed)

SCHEDULE A

1.	PROPOSED RESEARCH PROGRAM
2.	STAFF/PROJECTS/BUDGET ESTIMATES

Research Program Principal Investigator A/Prof Robert Cherny

The program comprises two components:
	●	Basic research into mechanisms of drug action
	●	The development and performance of assays for drug screening.

Project 1 . Budget 195K
Project Leader: A/Prof Kevin Barnham
Title: Structure, function and neuroprotective behaviour of MPACs

General AIM:
Investigate the mechanism (s) by which MPACs protect neurons from amyloidogenic, excitotoxic and/or oxidative damage. In particular to investigate the pathways by which PBT2 and other MPACs inhibit the toxicity of Ab oligomers

Part A. Basic Research

1. Glutamate excitotoxicity - by what mechanism do MPACs inhibit the toxicity of glutamate and Aβ? Are the protective mechanisms discrete or work via a common pathway? eg clacium flux
2. Mapping of intracellular pathways: How does PBT2 deliver metals to the protein kinase pathways to achieve beneficial effects? eg Does the complex enter the cell or is the metal released at the plasma membrane? Are the metals transported via the normal metal chaperones or a novel pathway? What are the pharmacodynamics of drug:metal:complex?
3. Do MPACs directly target oxidative stress pathways? Devise an appropriate in vitro assay for oxidative stress to establish whether this putative mechanism is therapeutically relevant.

Part B: Assay development

1. Cell-based assay for oxidative stress
2. PAMPA assay for in vitro blood-brain barrier permeability
3. Inhibition of glutamate excitotoxicity

Project 2: Project Leaders: A/Prof Paul Adlard, A/Prof David Finkelstein
Budget: 350K
Title: Mechanism of MPAC neuroprotection

General AIM:
Do MPACs protect neurons from damage across a range of; neurodegenerative conditions, age- related cognitive impairment and traumatic injury via a common mechanism? Is delivery of metals most relevant and if so, what are the cellular targets.

Part A: Basic Research

1. Is the ability of MPACs to improve neuronal function due to normalisation of zinc levels? Behavioural (MWM) biochemical (Neuronal markers) and electrophysiological (LTP) outcomes will be used to assess the effects of PBT2 and other MPACs under conditions of zinc deprivation and repletion.
2 In vivo brain microdialysis will be employed in various animal models of neuronal loss including AD, tauopathy, traumatic brain injury, multiple system atrophy and age related cognitive impairment to analyse acute changes in the local microenvironment in response to MPAC administration. Readouts/outcomes: Measure MMPs, NEP, IDE, Aβ and metals in dialysate
3. PBT2 prevents toxicity in a C.elegans model of Aβ aggregation. Is the mechanism of action of MPACs in this model also dependent on metal interactions?
4. Model the influx and efflux of metals within a single synapse using microfluidic chamber technology
5. Can we distinguish between neuroprotection and neurorestoration? For instance is there evidence for neurogenesis or stem cell activation?
6. Inflammation accompanies tissue injury and has been implicated as a key component of the neurodegenerative cascade in AD. Is there evidence that elements of the inflammatory pathways in the brain are affected by MPACs?
7. Is the mechanism of action of MPACs relevant to neuronal damage other than neurodegeneration eg traumatic brain injury?

Part B: assay development and drug screening

1. H2O2 assay
2. Ionophore assay
3. in vitro evidence of biological activity eg GSK3β phosphorylation, This assay will employ duplicate cells from the ionophore assay. Currently Western based but a commercially available kit will be tested as a higher throughput alternative eg Millipore STAR ELisa kit
4. C. elegans model for dopaminergic neuron toxicity (6-OHDA or MPP+) to be developed as a drug screen.
4. Adapt the C. elegans model of Aβ as a screening tool for MPACs. Protein aggregation, amyloidosis and toxicity assessments.
5. α- synuclein THT (dis)aggregation assay (under development)
6. LTP using multi electrode array apparatus.
7. Oxidative stress modeling

3.	FUNDING FOR PERIOD 2 DECEMBER 2012 - 31 DECEMBER 2013:

All figures are exclusive GST:

Research Project Title.	Budget Period. 2 Dec 2012 – 31 Dec 2013

	2 December 2012 – 28 February 2013	1 March 2013 – 31 May 2013	1 June 2013 – 31 August 2013	1 September 2013 – 31 December 2013	Sub–Totals
Project 1.	$30,000	$30,000	$48,750	$65,000	$173,750
‘Structure, function and Neuroprotective behaviour of MPACs’
(Project leader K. Barnham). Project is Sub contracted to MHRI and all funds to be forwarded to MHRI.

Project 2.	$67,500	$67,500	$87,500	$116,667	$339,167
‘Role of Metals in disease and mechanisms underlying age related cognitive impairment’
(Project Leader R. Cherny). Project is Sub contracted to MHRI and all funds to be forwarded to MHRI.

Sub-Total	97,500	$97,500	$136,250	$181,667
TOTAL					$512,917

4.	UNIVERSITY REPRESENTATIVES
A representative nominated by the University from time to time.
5.	PRANA REPRESENTATIVES
Ms Dianne Angus, Prana and a representative nominated by Prana from time to time.

SCHEDULE B

UNIVERSITY OF MELBOURNE

AND

PRANA BIOTECHNOLOGY LTD (ABN 37 080 699 065)

RESEARCH FUNDING AND INTELLECTUAL PROPERTY
ASSIGNMENT AGREEMENT

Melbourne Office
509 St Kilda Road Melbourne
VIC 3004 Australia
GPO Box 1285K Melbourne
VIC 3001 Australia

Telephone  +61 3 9243 8340
Facsimile     +61 3 9243 8370
Facsimile     +61 3 9243 8334
DX 32719 St Kilda Road
ghmelb@griffithhack.com.au
www.griffithhack.com.au

RESEARCH FUNDING AND INTELLECTUAL PROPERTY

ASSIGNMENT AGREEMENT

THIS AGREEMENT is made on the FIRST day of DECEMBER 2000

BETWEEN

THE UNIVERSITY OF MELBOURNE a body politic and corporate established pursuant to the University of Melbourne Act 1958 of Grattan Street, Parkville, Vic, 3010 (the “University”)

AND

PRANA BIOTECHNOLOGY LTD (ABN 37 080 699 065) having its principal office at Level 1, 100 Dorcas Street, South Melbourne, Victoria, 3205 (“Prana”)

RECITALS:

A.
Prana and the University are parties to a Patent Assignment Agreement dated 7 May 1999 (‘Assignment Agreement’) pursuant to which the University assigned to Prana certain patents and Prana agreed to make certain payments to the University.

B.	Prana now wishes to make further financial contributions to the University to carry out the Research.

C.
The Parties have agreed that these financial contributions will be provided and regulated, and the Intellectual Property Rights relating to the Research dealt with, on the terms and conditions contained in this Agreement.

D.	The Parties have also agreed that this Agreement will replace certain provisions of the Assignment Agreement.

NOW IT IS AGREED:

1.	DEFINITIONS AND INTERPRETATION

1.1	Definitions

In this Agreement the terms in the Schedule and below will apply, except where the context otherwise requires:

“Academic Staff” has the meaning defined in section 14.1.1 of the Statute.

“Account” means the account to be established by the University in accordance with clause 3.5;

 “Affiliate” means in relation to an entity, any Related Corporation or any person or entity which directly or indirectly controls, is controlled by or is under common control with that entity. Control means the possession (whether directly or indirectly) of the power to direct or cause direction of the management and policies of an entity through the ownership or voting securities or other interests, contracts, rights or otherwise.

“Agreement” means this agreement and the Schedule and any amendment thereto agreed to in writing by the Parties in accordance with clause 22.4;

“Assignment Agreement” means the Patent Assignment Agreement dated 7 May 1999 between the University and Prana.

“Assigned IP’ means the patents set out in Schedule 1 to the Assignment Agreement and the inventions disclosed by those patents.

“Budget” means the budget for each year’s Research Plan determined by the Management Committee in accordance with clause 8;

“Confidential Information” means all know-how, financial information and other information in whatever form, including unpatented inventions, trade secrets, documents, formulae, graphs, drawings, designs, biological materials, samples, devices, models and other materials of whatever description, which a Party claims is confidential to itself and includes all other such information that may be in the possession of a Party’s employees or management. The following are exceptions to such information:

(a)	information which is already in the public domain;

(b)	information which hereafter becomes part of the public domain otherwise than as a result of an unauthorised disclosure by the recipient Party or its representatives;

(c)
information which is or becomes available to the recipient Party from a third party lawfully in possession of such information and who has the lawful power to disclose such information to the recipient Party on a non-confidential basis;

(d)	information which is rightfully known by the recipient Party (as shown by its written record) prior to the date of disclosure to it hereunder; or

(e)	information which is independently developed by an employee of the recipient Party who has no knowledge of the disclosure under this Agreement;

“Effective Date” means the date this Agreement is made;

“Exploit” in relation to Technology, includes:

(a)
where the Technology is a product, to make, hire, sell or otherwise dispose of that product, offer to make, sell, hire or otherwise dispose of it, use or import it, or keep it for the purpose of doing any of those things; or

(b)	where the Technology is know-how, a method or process, to use that know-how, method or process or do any act mentioned in paragraph (a) in respect of a product resulting from such use.

and “Exploitation” will be similarly construed;

“Final Report” means the report prepared by the University upon completion of the Research Plan in accordance with clause 10.3;

“Funds” means the funds described in the Schedule or as may be agreed in writing from time to time by the parties;

“Intellectual Property Rights” means statutory and other proprietary rights in respect of trademarks, patents, circuit layouts, copyrights, confidential information, know-how and all other rights with respect to intellectual property as defined in Article 2 of the Convention Establishing the World Intellectual Property Organisation of July 1967;

“Interim Reports” means the quarterly progress reports prepared by the University in accordance with clause 10;

“Management Committee” means the management committee to be established in accordance with clause 4;

“Minimum Performance Levels” means the minimum performance levels identified in the Schedule.

“Net Invoice Price” means the gross invoice price payable in respect of any Exploitation of a Product less any bona fide and separately itemised amounts included therein for packing, freight, transit insurance, trade, quantity or cash discounts or rebates actually allowed or taken, and government taxes and charges.

“Parties” means the parties to this Agreement and “Party” means any one of them;

“Prana Background Technology” means inventions, technology, know-how and Confidential Information belonging to Prana prior to 7 May 1999 or acquired or created by Prana independently of this Agreement and which is relevant or necessary to the performance of the Research and which is identified in the Schedule;

“Product” means any product, article, thing or service that utilises or incorporates any of the Technology or which is produced using or by reference to any of the Technology.;

“Project Manager” means the manager of the Research identified in the Schedule;

“Project Technology” means all know-how, discoveries, inventions, improvements and innovations, whether or not patentable, which is/are created by either or both of the Parties during the course of and as a result of carrying out the Research;

“Registration Costs” means fees, costs and expenses (including patent attorney and legal fees and expenses and associated GST) incurred in the obtaining of grants of patents or other forms of registered Intellectual Property Rights protection and maintaining the same in any territory and includes all expenses incurred in making any amendments required to complete specifications and dealing with any opposition to any application for such registrations;

“Related Corporation” means a body corporate which is a related body corporate within the meaning of the Corporations Law of Australia

“Representative” means a person identified in the Schedule appointed to the Management Committee as a representative of a Party on the Management Committee;

“Research” means the research undertaken from 7 May 1999 or to be undertaken by the Parties under this Agreement and which is identified in the Schedule or which is agreed from time to time by the Parties and identified in a further schedule(s) to this Agreement;

“Research Plan” means the plan for the conduct of the Research to be determined by the Management Committee in accordance with clause 8.1 ;

“Research Projects” means projects forming part of the Research as identified in the Research Plan.

“Schedule” means the executed Schedule attached to this Agreement;

“Statute” means the University’s Statute 14.1 - Intellectual Property.

“Technology” means the Assigned IP and/or the Project Technology and any part of them;

“Term” means the term of this Agreement described in clause 2; and

“University Background Technology” means the Confidential Information, inventions, discoveries and know-how, expertise, knowledge, skills, techniques, methods, procedures, ideas, concepts and experience identified in the Schedule which were developed, or invented by the University prior to 7 May 1999, which is reasonably necessary for the performance of the Research and which the University is free to disclose to Prana without being in breach of any obligations to any third party.

1.2	In this Agreement, except where the context indicates to the contrary:

	(a)	the expression “person” includes an individual, a body corporate, a joint venture, a trust, an agency or other body;

	(b)	words importing the singular will include the plural (and vice versa) and words denoting a given gender will include all other genders;

	(c)	headings are for convenience only and will not affect interpretation of this Agreement;

	(d)	all monetary amounts will be deemed to be in Australian currency; and

(e)
references to any legislation or to any provision of any legislation will include any modification or re-enactment of such legislation or any legislative provision substituted for and all legislation and statutory instruments issued under such legislation.

2.	TERM

2.1	This Agreement will begin on the Effective Date and will continue for the period during which any Intellectual Property Rights subsist in the Technology in any jurisdiction.

2.2	The Research began on 7 May 1999 and will continue for a period of three (3) years from the Effective Date unless terminated earlier pursuant to clause 19 or extended by agreement of the Parties.

2.3	The Parties agree that clauses 6.2, 6.3, 6.4, 6.5, 6.6, 6.7, 7, 10, 12 and 13 of the Assignment Agreement are replaced by this Agreement.

3.	FUNDS

3.1	Prana will pay the University the Funds as specified in the Schedule.

3.2	The University will apply the Funds solely to the carrying out of the Research in accordance with the Research Plans to be developed by the Management Committee.

3.3	Without limiting the operation of clause 3.2, Funds can only be applied towards Research carried out at the University, or by University Academic Staff, or a University affiliated staff member.

3.4	The Parties will ensure that:

(a) proper accounting standards and controls are exercised in respect of the Funds; and

(b) income and expenditure in relation to the Research are recorded separately from other transactions of the Parties.

3.5	The University will establish an Account for the purposes of the Research.

3.6	The University will ensure that:

(a) any moneys forming part of the Funds are deposited in the Account;

(b) all drawings on the Account during the Term are applied solely to the carrying out of the Research and not for any other purpose; and

(c) any interest on the balance of the Account is credited to the Account.

4.	MANAGEMENT AND ADMINISTRATION

This Agreement and the Research shall be administered by the Project Manager and the Management Committee as set out in this Agreement.

5.	MANAGEMENT COMMITTEE

5.1	(a) No later than fourteen (14) days after the Effective Date the Parties will establish the Management Committee, which will be comprised of:

(i) two (2) Representatives nominated by the University; and

(ii) two (2) Representatives nominated by Prana,

such Representatives being identified in the Schedule;

	(b)	The Project Manager must be nominated by his or her employing Party to be one of that Party’s Representatives on the Management Committee.

5.2
Each member of the Management Committee (including the Project Manager) may delegate his/her powers and responsibilities as a member of the Management Committee to another person provided they provide the other Party with reasonable written prior notice.

5.3	Meetings of the Management Committee will be chaired by the Project Manager (or the Project Manager’s delegate).

5.4
The quorum for a meeting of the Management Committee is all four (4) members (or their delegates) and the quorum must be present at all times during the meeting. If a quorum is not present at a meeting of the Management Committee within thirty (30) minutes after the scheduled time for the meeting, the members of the Management Committee who are present at the meeting will agree upon a date, time and place to which the meeting is adjourned.

5.5
All decisions of the Management Committee must be resolved by unanimous agreement of all members (or their delegates) of the Management Committee. All members (or their delegates) of the Management Committee will have equal voting powers at meetings of the Management Committee.

5.6
Decisions of the Management Committee on any matter shall be by way of resolution and shall be recorded in minutes of Management Committee meetings or by correspondence signed by all members (or their delegates) to be kept by the Project Manager.

5.7	Each Party will bear its own costs in respect of its participation on the Management Committee.

6.	MANAGEMENT COMMITTEE RESPONSIBILITIES

6.1	The Management Committee’s responsibilities will be as follows:

	(a)	to meet and determine the Research Plan for the following year;

	(b)	to monitor the progress of Research undertaken by the University;

	(c)	to determine the Budget for each year in accordance with this Agreement;

	(d)	to make and implement management decisions relating to the conduct of the Research, provided that such decisions are consistent with this Agreement and the Research Plan;

	(e)	to discuss the Interim Reports and progress of the Research in general; and

	(f)	to define and agree upon proposed modifications of or extensions to the Research, provided however that the Research will only be amended if each Party has approved such amendment.

7.	PROJECT MANAGER

7.1	The Parties hereby appoint as Project Manager the person identified as such in the Schedule.
7.2	The Project Manager will:

(a) be responsible for the day to day management of the Research;

(b) ensure that the Research is carried out in accordance with the Research Plan and within the Budget; and

(c) report to the Management Committee as and when required by this Agreement and at other times as requested by the Management Committee.

7.3	The Project Manager may be replaced at any time by the mutual agreement of the Parties.

8.	RESEARCH PLAN FOR EACH YEAR

8.1	By each anniversary of the Effective Date prior to the relevant year, the Management Committee will draft and finalise for that year the Research Plan and Budget for that year, including:

(a) a list of all Research Projects; and

(b) details of each Research Project to be conducted by the University during the relevant year, including:

(i) the proposed quarterly allocation of funding for the Research Project for that year;

(ii) the title of the Research Project;

(iii) identification and contact details of the project leader;

(iv) the objective of the Research Project;

(v) the method of conducting the Research Project;

(vi) the staff to perform the Research Project; and

(vii) a timeline and milestones (including a description of any outputs such as reports and presentations) for the conduct of the Research Project.

9.	CONDUCT OF RESEARCH

9.1	The University will ensure that the Research is carried out in a diligent and competent fashion, consistent with generally accepted professional, scientific and ethical standards of conduct.

9.2	The Research Plan may not be varied except with the unanimous agreement in writing of all the Parties.

10.	REPORTING

10.1
The Project Manager will submit to the Management Committee within fourteen (14) days of the end of each quarter of each calendar year during the Term of this Agreement an Interim Report detailing the University’s progress against the milestones for each Research Project specified in the Research Plan for that year.

10.2
Each Interim Report will summarise the work completed on the Research Plan up to the date of such Interim Report, the work anticipated over the next reporting period, and will identify problems which may cause or are causing a deviation from the Research Plan and the steps, if any, being taken or proposed to be taken to alleviate such problems.

10.3
Within sixty (60) days of the completion of the Research Plan, the University will provide the Management Committee with the Final Report describing the results of the Research Plan, including activities undertaken, difficulties encountered and achievements made (including any Project Technology).

11.	RIGHTS TO PROJECT TECHNOLOGY

Background Technology

11.1	Subject to this clause 11, all rights (including Intellectual Property Rights) to the University Background Technology will remain vested solely in the University.

11.2	Subject to this clause 11, all rights (including Intellectual Property Rights) to Prana Background Technology will remain vested solely in Prana.

11.3
Prana hereby grants the University a royalty free, non-exclusive right to use Prana Background Technology and Project Technology to the extent that it is necessary for the carrying out of the Research and for internal teaching and research.

11.4	The University hereby grants Prana a royalty free, non-exclusive right to use the University Background Technology to the extent that it is necessary for the carrying out of the Research.

Project Technology

11.6
The Parties agree that ownership of the Project Technology and all Intellectual Property Rights subsisting therein will vest exclusively in Prana. Prana will decide which of the Project Technology will be:

(a) retained as Confidential Information; or

(b) included in any patent application or other application for registered Intellectual Property Rights protection.

11.7
Upon determination by Prana that the Project Technology will be included in any patent application or other application for registered Intellectual Property Rights protection, such application will be made by Prana in its name and the University will render all assistance that Prana may reasonably require in the prosecution of that application.

11.8
Applications for registration pursuant to clause 11.7 and the maintenance of subsequent registrations (as the case may be) will be the responsibility of Prana. Registration Costs will be met by Prana. If Prana fails to meet Registration Costs in respect of any application, the rights granted to it under this clause 11 will lapse and the University will at its option be entitled to continue to meet such Registration Costs, in which case all Intellectual Property Rights in the subject matter of those applications and subsequent registrations (as the case may be) are assigned (by way of assignment of future Intellectual Property Rights) to the University, and Prana will have no rights in respect of the same.

11.9
The University undertakes to notify the terms of this Agreement as they relate to ownership of, and rights to, the Project Technology and the Intellectual Property Rights subsisting therein, to all Academic Staff and students conducting Research under this Agreement.

11.10
Prana grants to the University a non-exclusive royalty free, worldwide, perpetual and irrevocable licence to Exploit the Technology for the duration of the period in which Intellectual Property Rights subsist in the Technology, either itself or with other academic institutions provided only that such Exploitation is restricted to the University’s educational purposes in delivering education programs, including, without limitation, the University’s research, teaching and scholastic endeavours.

12.	ROYALTIES

12.1	Prana shall pay to the University the following amounts:

	(a)	royalties calculated at 1.5% of the Net Invoice Price of all Products sold by or on behalf of Prana or any agent, contractor or Affiliate of Prana; or

	(b)	the lesser of:

(i) 1.5% (subject to any reduction under clause 12.3) of the Net Invoice Price of Products sold by or on behalf of; or

(ii) 10% of the gross revenues (including royalties and any other payments) relating to Exploitation of Project Technology receivable from,

any licensee or assignee of the Technology or the Products or any agent, contractor or Affiliate of that licensee or assignee or from a third party as a result of a transaction which results in that party obtaining access for any purpose to all or part of the Technology. Where the amount in paragraph (i) is zero, the amount in paragraph (ii) must be paid to the University.

12.2
The amounts payable in clause 12.1(a) and (b) must be paid each six months, within two months following the end of each December and June. All payments must be accompanied by a statement setting out the manner in which the payment has been calculated which includes for Prana and each licensee or assignee of Prana:

	(a)	the subject matter to which the payment relates;

	(b)	the number of Products sold, the gross revenues received or the nature of the rights granted in relation to the Technology and the identity of the licensee and/or assignee as the case may be;

	(c)	the gross amounts payable in relation to the sale or sales in (b) by the purchaser, licensee, sublicensee, and/or assignee;

	(d)	the nature and amount of deductions made from the gross amount in (c); and

	(e)	such other information as the University may reasonably require from time to time.

All payments must be paid in Australian currency and without any deduction, demand, set off, counterclaim, withholding tax or any bank or government charges or duties and must be paid in the manner reasonably required by the University from time to time. Prana must on demand by the University, pay the University interest at the rate of 2% higher than the average weighted yield of 13 week Australian Treasury Notes in relation to any amount that is payable and remains unpaid under this agreement. This obligation, and the University’s corresponding right is without prejudice to any other rights and remedies that the University under this agreement or at law.

12.3
Where the exploitation of any Product which attracts a payment pursuant to the preceding provisions of this clause 12, (other than clause 12.1(b)(ii)) also attracts a genuine good faith obligation to pay a royalty or percentage of such payment to any third party (which is not an agent, contractor or Affiliate of Prana), then the percentage of the payment required to be paid by Prana to the University will be varied in accordance with the following provision.

	Rnew =	1.5%	x 1.5%
Rtotal

Where:
Rnew is the new rate at which payment is to be made.

Rtotal is the total of the royalty rates payable in respect of the Product, or other payments to third party non-affiliates, including the percentage payment nominally due to the University.

Provided that Rnew cannot be less than 0.5%

12.4
Where Exploitation of the Technology (including Exploitation of a Product) is not undertaken at arm’s length, the price or value of the Exploitation (including the price of a Product) for the purposes of calculation of payments under clause 12.1 will be deemed to be the amount which would have been payable had the transaction been negotiated in good faith between the parties at arm’s length.

12.5
Prana must keep true and accurate records of all matters connected with the Exploitation of the Technology and must also keep proper books of account relating to the calculation of payments to the University under this Agreement. On the University’s written request, Prana must produce these records and books of account, certified as correct by Prana’s auditors, and must permit those records and books to be examined by or on behalf of the University. The University may conduct such an examination up to once each calendar year and will do so at its own cost, unless the examination identifies a deviation equal to or greater than 10% in the amounts identified as payable to the University, in which case the costs are to be paid by Prana.

12.6
Prana must at all time use its best endeavours to Exploit the Technology in such a way that maximises the payments to be made to the University pursuant to this agreement. Prana must provide to the University such information as the University may reasonably request concerning Prana’s plans for, and efforts in, exploiting the Assigned IP and Project Technology. Prana must not engage in any activity that conflicts with its obligation under this clause.

12.7	In determining whether Prana has used its best endeavours regard will be had to the achievements or failure of Prana to meet the Minimum Performance Levels.

12.8
If Prana’s payments under clause 12.1 do not meet or exceed the Minimum Performance Levels, Prana must pay to the University the difference between the Minimum Performance Levels and the amounts actually paid.

13.	CONFIDENTIALITY

13.1
Each Party will treat the terms of this Agreement and all Confidential Information of the other Party as confidential and will not, without the prior written consent of the other Party, disclose or permit the same to be disclosed to any third person.

13.2
It will be the responsibility of a Party to ensure that its employees, officers and agents comply with the obligations of confidentiality imposed upon it by this clause 13 as if personally bound by such obligations.

13.3	Each Party’s obligations under this clause 13 will survive termination of this Agreement and endure until the Confidential Information disclosed to it lawfully becomes part of the public domain.

14.	PUBLICATIONS AND MARKINGS

14.1
Prana must not use the name or logo of the University without having obtained the University’s prior written consent and the use of the University’s name or logo will be subject to any conditions attaching to such consent.

14.2	Prana must not make or permit to be made any inaccurate or misleading statement concerning the University.

14.3	(a)
Subject to paragraph (b), the University may not publish results of the Research, without the consent of Prana. If the University requests that Prana consent to a publication, Prana may not withhold that consent unless in its reasonable view the publication includes Confidential Information of Prana and the publication would adversely affect protection or Exploitation of the Project Technology. If the University makes such a request and receives no response from Prana within 90 days, Prana will be deemed to have consented to the proposed publication.

(b)
The University may make a publication which is constituted by the presentation of a thesis by a University student, provided that appropriate steps are taken to ensure that confidentiality of information contained in the thesis is maintained, including the examiner signing an appropriate confidentiality undertaking and the placing of an appropriate access limitation on the thesis where it is required to be placed in a University library.

15.	INSURANCE

15.1	Prana will:

(a) Exploit the Technology at its own risk; and

(b) maintain or cause to be maintained adequate professional indemnity, product liability and third party liability insurance in respect of Exploitation of the Technology.

15.2	Each such insurance policy will:

(a) note the University as a named insured under the policy; and

(b) include a waiver of the insurer’s right of subrogation against the University;

(c)
include a cross liability clause to the effect that every named insured under the policy is separately insured under the policy and can therefore operate the policy and sue any of the other named insured parties.

15.3
Prana will, upon the request of the University, produce evidence of the currency of the insurance policies referred to in this clause 15. Failure by Prana to produce such evidence of currency within thirty (30) days from the date a notice of request is served upon Prana will be treated as breach by Prana of this clause 15 and the relevant provisions of clause 19 will apply.

15.4	Prana undertakes at all times to comply with the terms of its insurance policies the subject of clause 15.1.

15.5	Prana’s obligations under this clause 15 will survive expiration or earlier termination of this Agreement.

16.	ACKNOWLEDGEMENT BY PRANA

16.1	Prana hereby agrees and acknowledges that:

(a)
the University has not made any and hereby excludes all warranties, terms, conditions or undertakings, whether express or implied, written or oral, statutory or otherwise including any implied warranty of merchantability or of fitness for a particular purpose in respect of the Research or the Technology. To the full extent permitted by the laws of the Commonwealth of Australia or of any State or Territory of Australia having jurisdiction, any conditions or warranties imposed by such legislation are hereby excluded. In so far as liability under or pursuant to such legislation may not be excluded, such liability is limited, at the exclusive option of the University, to:

(i)	the re-performance of the Research; or

(ii) the payment of the cost of having the Research performed again;

(b)
without limiting the generality of clause 16.1(a) it is agreed that, to the full extent permitted by the laws of the Commonwealth of Australia and any State or Territory of Australia having jurisdiction, the University will not be liable for any special, indirect or consequential damages arising under or pursuant to this Agreement.

16.2	Without limiting the generality of clause 16.1, Prana hereby further acknowledges and agrees that:

(a) Prana will be responsible for obtaining any approvals, authorisations and accreditations necessary or desirable to enable it to use or Exploit the Technology;

(b)
while the University may discuss with Prana requirements for obtaining any approvals, authorisations and accreditations necessary or desirable to enable Prana to use or Exploit the Technology, the University has not made and does not by entering into this Agreement make any representations or give any warranties regarding the suitability of the Technology for such purposes;

(c) if any Commonwealth or State taxes by duties (including stamp duty) are payable in respect of this Agreement, the payment of same will be the responsibility of Prana;

(d)
the University has not made and does not by entering into this Agreement make any representations or give any warranties that this Agreement or the Research is structured so as to entitle Prana to obtain any form of taxation relief or concession under the Income Tax Assessment Act 1936 (Cth), (whether pursuant to section 73B of that Act or otherwise) or under any other Commonwealth or State legislation. Prana agrees that it will be responsible for making its own inquiries with respect to these matters;

(e)
the University has not made and does not by entering into this Agreement make any representation or warranty, express or implied, that the Technology do not infringe any third party’s Intellectual Property Rights.

16.3	This clause 16 will survive expiration or, where relevant, earlier termination of this Agreement.

17.	INDEMNITIES AND WARRANTIES

17.1
Prana hereby releases and indemnifies and will continue to release and indemnify the University, its officers, employees and agents from and against all actions, claims, proceedings or demands (including those brought by third parties) which may be brought against it or them, whether on their own or jointly with Prana and whether at common law, in equity or pursuant to statute or otherwise, in respect of any loss, death, injury, illness or damage (whether personal or property, and whether direct or consequential, including consequential financial loss) and any infringement of copyright, patents, trade marks, designs or other Intellectual Property Rights, howsoever arising out of Prana’s exercise of its rights under this Agreement or Exploitation of any Project Technology and from and against all damages, costs and expenses incurred in defending or settling any such claim, proceeding or demand; except to the extent that any such liability may arise from the negligent or fraudulent acts or omissions of the University.

17.2
Prana’s obligation to indemnify the University and its officers, employees and agents set out in clause 17.1 is a continuing obligation separate and independent of Prana’s other obligations and will survive expiration or where relevant, earlier termination of this Agreement.

18.	INFRINGEMENT AND THIRD PARTY PROCEEDINGS

18.1	Each Party will give the other notice of:

(a) any claim or allegation that the exercise of the rights under this Agreement constitute an infringement of the rights of any third party; and

(b) any third party’s infringement or threatened infringement of any of the Parties’ Intellectual Property;

that it becomes aware of.

18.2	If Prana decides to commence legal proceedings, the University will, at Prana’s cost, furnish to Prana all reasonably necessary assistance in relation to those proceedings.

18.3	The terms and conditions of this clause 18 will survive expiration or earlier termination of this Agreement.

19.	TERMINATION

19.1
Either Party may terminate this Agreement or the Research and the rights and obligations of the Parties relating to conduct of the Research by providing the other Party with written notice on the happening of any of the following events:

(a)
if the other Party commits or allows to be committed a breach of any of the material obligations under this Agreement and on its part to be performed or observed, and does not within thirty (30) days of receipt of notice in writing from the first Party make good the breach (where such breach is capable of remedy);

(b)
if the other Party is the subject of winding up or liquidation proceedings, whether voluntary or compulsory, otherwise than for the purpose of and followed by, a reconstruction, amalgamation or reorganisation;

(c)
if the other Party has become insolvent, bankrupt or is subject to the appointment of a mortgagee, a receiver or manager or an inspector to investigate its affairs, enters into any arrangement or composition with its creditors generally, or is unable to pay its debts as and when they become due;

(d)
if execution is levied upon all or any part of the assets of the other Party, provided that no breach will take place hereunder if the execution is contested in good faith or if within seven (7) days after it is levied payment is made in full to the judgment creditor in question of all amounts owing to such judgment creditor;

such termination to be effective immediately upon receipt of the abovementioned written notice.

19.2	Termination of this Agreement:

(a)
will be without prejudice to the rights of the terminating Party to sue for and recover any fees, monies, or payments then due and to the rights of the terminating Party in respect of any previous breach of any of the provisions of this Agreement; and

	(b)	will not relieve either Party of their respective obligations of confidentiality, insurance and indemnity contained herein; and

(c)
by the University does not relieve Prana of its payment obligations under clause 12, which shall continue for the period during which any Intellectual Property Rights subsist in the Technology in any jurisdiction.

19.3	This clause 19 will survive expiration or earlier termination of this Agreement.

20.	RESOLUTION OF DISPUTES

If a dispute arises between the Parties (the “Dispute”), the Parties agree to negotiate in good faith to resolve the Dispute and will refer resolution of the Dispute to their respective chief executive officers or their nominees. If the Dispute has not been resolved by negotiation within a reasonable time then either Party may refer the Dispute to mediation and will do so before initiating proceedings in a court to resolve the Dispute. A Dispute which is referred to mediation will be referred to the Australian Commercial Dispute Centre Limited (“ACDC”) and be conducted in accordance with the Conciliation Rules of ACDC, and will be heard by one (1) conciliator appointed under the relevant rules in Victoria. If the Dispute has not been resolved within sixty (60) days of referral to ACDC either Party is free to initiate proceedings in a court. Nothing in this clause will prevent a Party from seeking interlocutory relief through courts of appropriate jurisdiction.

21.	NOTICES

21.1
Any notice, demand or other communication required to be given or made in writing under this Agreement will be deemed duly given or made if delivered or sent by prepaid post or facsimile transmission as follows:

	(a)	in the case of the University:

		Attention:	The Deputy Vice-Chancellor Research
		Address:	The University of Melbourne, Grattan Street, Parkville,
Victoria 3010 Australia
		Facsimile:	(613) 8344 5104

	(b)	in the case of Prana:

		Attention:	Mr Geoffrey Kempler
		Address:	Prana Biotechnology Ltd, Level 1, 100 Dorcas Street, Melbourne, Victoria, 3205
		Facsimile:	(613) 9690 8587

21.2
Either Party may change its nominated contact person, address or facsimile transmission number for the purposes of this Agreement by giving notice of such change to the other Party within fourteen (14) days of the change.

21.3	Any notice or other communication will be deemed to have been received by the Party to which it was sent:

	(a)	in the case of hand delivery, upon the date of such delivery;

	(b)	in the case of prepaid post within Australia, on the third day next following the date of dispatch; or

(c)
in the case of facsimile transmission, at the time of transmission, provided that, following the transmission, the sender receives a transmission confirmation report unless in any such case it would be deemed to have been received on a day which is not a business day, or after 5 p.m. on such a business day, in which event it will be deemed to have been received on the next such business day.

22.	ANCILLARY PROVISIONS

22.1	Governing Law

This Agreement is governed by the laws of the State of Victoria and each party submits to the jurisdiction of the courts of that State and the courts of appeal therefrom.

22.2	Severability

Any illegal or invalid provision of this Agreement will be severable and all other provisions will remain in full force and effect.

22.3	Waiver

Any failure by a Party to compel performance by the other Party of any of the terms and conditions of this Agreement will not constitute a waiver of those terms or conditions, nor will it affect or impair the right to enforce those rights at a later time or to pursue remedies for any breach of those terms or conditions.

22.4	Amendment and Assignment

This Agreement may only be amended by a written instrument signed by each of the University and Prana. The University may not assign its rights under this Agreement without the prior written consent of Prana. Prana may assign its rights under this Agreement in its sole discretion upon giving the University 30 days notice of its intention to do so.

22.5	Entire Agreement

This Agreement contains the whole of the agreement between the University and Prana with respect to its subject matter and supersedes any and all other agreements, representations or statements by either Party whether oral or in writing and whether made prior or subsequent to the date of this Agreement. In the case of any inconsistency between this Agreement and the Assignment Agreement, the provisions of this Agreement shall prevail.

22.6	Relationship

Each Party enters this Agreement as an independent contractor and nothing in this Agreement will create any other relationship between them.

22.7	Force Majeure

Neither Party will be liable for any failure to carry out its obligations under this Agreement where such failure is due to any cause beyond the reasonable control of that Party.

22.8	Goods and Services Tax (‘GST’)

(a)
If, by operation of the GST Law, any Supply under this Agreement is regarded as a taxable supply, the Supplier will be entitled to recover from the Recipient, an amount equivalent to the GST payable by the Supplier in relation to the Supply, less any decrease in the cost to the Supplier of making the Supply resulting from the abolition or variation of any taxes, duties or statutory charges in relation to the imposition of GST.

(b)	If GST is payable, the Supplier will provide the Recipient with a tax invoice or a document adequate to entitle the Recipient to claim an input tax credit.

(c)	In this clause:

“GST Law” means A New Tax System (Goods and Services Tax) Act 1999 and any substantially similar legislation when it is passed into law and which may operate at any time during the term of this Agreement;

“Recipient” means a person that has received a Supply;

“Supplier” means a person that has made or provided a Supply; and

“Supply” bears the meaning attributed to that term in the GST Law.

EXECUTED AS AN AGREEMENT

Signed for and on behalf of and with the authority of The UNIVERSITY OF MELBOURNE by:

Signature

PROFESSOR FRANK P. LARKINS DEPUTY VICE-CHANCELLOR (RESEARCH) THE UNIVERSITY OF MELBOURNE
Print Name and Title

Signed for and on behalf of and with the authority of PRANA BIOTECHNOLOGY LTD (ABN 37 080 699 065) by:

Signature

Geoffrey Kempler
Executive Chairman
Print Name and Title

SCHEDULE

UNIVERSITY BACKGROUND
TECHNOLOGY:

This consists of knowledge, skills, expertise, techniques, methods, procedures, ideas, concepts, reagents and experience in relation to:

1.	Studying the Aβ amyloid in the human and animal brain

2.	Evaluating the effect of Aβ on tissues, cells and in biochemical assays

3.	Assays of Aβ in experimental and natural systems

4.	Preparation of reagents necessary for the conduct of assays and experiments on Aβ.

5.	Conduct of clinical trials in humans arising out of the Research.

PRANA
BACKGROUND TECHNOLOGY:

Prana's know-how and patented technology relating to innovative methods for the prevention, treatment and diagnosis of age related and neurodegenerative diseases developed at the Harvard Medical School, the Biomolecular Research Institute and the Mental Health Research Institute.

RESEARCH:

A.	Research conducted from 7 May 1999 to the Effective Date

The research includes research on Alzheimer's disease and other age-related diseases and the amelioration thereof, including the following:

(a)
the discovery and development of compounds of pharmaceutical potential by virtue of their ability to inhibit the redox activity of Abeta or other aggregated proteins including hydrogen peroxide formation, metal reduction or both;

(b)	the prevention of the neurotoxicity of Abeta or other aggregated proteins by inhibiting the peptide's redox activity;

(c)	the elucidation of the behavior of zinc, copper, iron and other metal ions with respect to redox activity at the synapse;

(d)	agents which solubilise Abeta or other aggregated proteins; and

(e)	developmental work relating to discoveries on oxidatively modified Abeta-inducing di-tyrosine cross-linkage.

B.	Research to be conducted during the funding period (cl. 2.2)

The research will include:

1.	a continuation of the research referred to in paragraph A;2.assisting Prana’s collaborators in identifying, synthesising and assessing molecules of importance to Prana’s commercial aim;

2.	the screening of Prana’s innovative molecules obtained from various third parties in a number of in vitro models designed to demonstrate potential for efficacy;

3.	the screening of such molecules with demonstrated in vitro efficacy in an in vivo transgenic mouse model for Alzheimer’s disease;

4.
within three years, to have one lead molecule moving through pharmacokinetic and toxicity studies using product of sufficient identity, purity, and quality to gain approval to commence Phase I clinical trials;

5.	to have completed a Phase IIa clinical proof of concept trial of Prana’s proprietary metal complexing agent; and

6.	such other research as shall be agreed by the Parties from time to time during the Term.

FUNDS:

1.
Prana will pay the University a minimum sum of $297,000 (inclusive of GST), each year for a period of 3 years from the Effective Date, to be paid in advance in quarterly instalments, or earlier at Prana’s discretion.

2.	The Budget for the year commencing on the Effective Date is as follows:

Project 1          In Vitro Assays of Aβ-metal interactions

Research Assistant/Officer

and consumables	$ 75,000

Project 2          Cellular-based assays of Aβ toxicitiy

Research Assistant/Officer

and consumables	$ 75,000

Project 3          In vivo models of Alzheimer’s disease including transgenic animal models and human clinical trials

Research Assistant/Nurse

Animal husbandry

Consumables	$ 90,000

Services and facilities charge	$ 30,000

GST at 10%	$ 27,000

TOTAL	$ 297,000

PROJECT MANAGER:

Professor Colin Masters, Department of Pathology, University of Melbourne

UNIVERSITY REPRESENTATIVES:

Professor Colin Masters, Department of Pathology, University of Melbourne. A representative nominated by the University from time to time. The first representative is Professor Jim McCluskey.

PRANA
REPRESENTATIVES:

Judy Bingham, Kendle Pty Limited.
Mr Geoffrey Kempler, Prana Biotechnology Ltd.

MINIMUM PERFORMANCE LEVELS
$2,000.00 per annum for the period beginning on the date an amount first becomes payable under clause 12 until the end of the term of this Agreement